Exhibit 21.1

LIST OF SUBSIDIARIES

OF

PALO ALTO NETWORKS, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Palo Alto Networks Belgium B.V.B.A.	Belgium

Palo Alto Networks (Malaysia), LLC	Delaware

Palo Alto Networks Godo Kaisha	Japan

Palo Alto Networks International Inc.	Delaware

Palo Alto Networks (UK) Limited	United Kingdom

Palo Alto Networks Korea, Ltd.	Korea

Palo Alto Networks L.L.C.	Delaware

Palo Alto Networks Singapore Pte. Ltd.	Singapore

PAN LLC	Delaware

Palo Alto Networks (Mexico) S. de R. de C.V.	Mexico

Palo Alto Networks (Netherlands) B.V.	Netherlands

Palo Alto Networks (Norway) AS.	Norway